UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                            Central Newspapers, Inc.
                                (Name of Issuer)


                     Class A Common Stock, without par value
                         (Title of Class of Securities)


                                    154647101
                                 (CUSIP Number)

                                January 20, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No. 154647101                                            Page 2 of 5 Pages
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1          NAME OF REPORTING PERSON                            Eugene S. Pulliam
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                         (b) [ ]

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

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                       5       SOLE VOTING POWER          210,000    (1)
      NUMBER OF
        SHARES        ----------------------------------------------------------
     BENEFICIALLY      6       SHARED VOTING POWER            - 0 -  (1)
       OWNED BY
         EACH         ----------------------------------------------------------
      REPORTING        7       SOLE DISPOSITIVE POWER     210,000
        PERSON
         WITH
                       8       SHARED DISPOSITIVE POWER       - 0 -

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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           210,000

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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES   [ ]


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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           .6%  2

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12         TYPE OF REPORTING PERSON
           IN

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----------
(1) Calculated pursuant to Rule 13d-3(d) (1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.

(2) Based on a total of 33,223,947 shares of Class A Common Stock outstanding, which is derived from 35,423,947 shares of Class A Common Stock outstanding as of August 2, 1999, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 27, 1999, less 2,200,000 shares repurchased by the Issuer on August 12, 1999.

Item 1.

(a)      Name of Issuer:  Central Newspapers, Inc.

(b)      Address of Issuer's Principal Offices:  200 East Van Buren Street
                                                 Phoenix, Arizona 85004

Item 2.

(a)      Name of Person Filing:  Eugene S. Pulliam, deceased

(b)      Address of Principal Business Office:  307 North Pennsylvania Street
                                                Indianapolis, IN 46204

(c)      Citizenship:  United States of America

(d)      Title of Class of Securities:  Class A Common Stock, without par value

(e)      CUSIP Number:  154647101

Item 3.

This statement is being filed pursuant to ss.240.13d-1(d).

Item 4.  Ownership

(a)      Amount beneficially owned: 210,000 (3)

(b)      Percent of class: .6%  (4)



----------
(3) Represents currently exercisable options to acquire 210,000 shares of Class A Common Stock.

(4) Based on a total of 33,223,947 shares of Class A Common Stock outstanding, which is derived from 35,423,947 shares of Class A Common Stock outstanding as of August 2, 1999, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 27, 1999, less 2,200,000 shares repurchased by the Issuer on August 12, 1999.

(c)      Number of shares as to which the person has:
         (i)    Sole power to vote or to direct the vote      210,000    (5),(1)
         (ii)   Shared power to vote or to direct the vote      - 0 -    (5),(1)
         (iii)  Sole power to dispose or to direct the
                disposition of                                210,000    (5),(1)
         (iv)   Shared power to dispose or to direct
                the disposition of                              - 0 -    (5),(1)

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [ X ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The co-executors of the estate of the reporting person have the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.  Identification and Classification of Member of the Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification

N/A

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(5)  At his death,  Eugene S.  Pulliam had the sole power to vote and dispose of the shares. The Co-Executors of his estate share the power to vote and dispose of the shares at present.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          Date September 13, 1999


                                          /s/ Myrta J. Pulliam
                                          ------------------------------------
                                          Myrta J. Pulliam, Co-Executor of the
                                          Estate of Eugene S. Pulliam


                                          Date September 13, 1999


                                          /s/ Russell B. Pulliam
                                          ------------------------------------
                                          Russell B. Pulliam, Co-Executor of the
                                          Estate of Eugene S. Pulliam